UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         THE HOUSTON EXPLORATION COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44212010
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               John J. Bishar, Jr.
--------------------------------------------------------------------------------
                     Senior Vice President & General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                                 (718) 403-1000
                                 With a copy to:

                              William R. Dougherty
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 24, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            KeySpan Corporation
            I.R.S. Identification No. 11-3431358
----------- --------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]
                                                              (b)[ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4.      SOURCES OF FUNDS*

            Not Applicable
----------- --------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
----------- --------------------------------------------------------------------
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
----------------------- ---------- ---------------------------------------------
   NUMBER OF            7.  SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  17,380,392 (indirectly through KeySpan Energy
                                           Corporation and THEC Holdings Corp.)
   OWNED BY             ---------- ---------------------------------------------
    EACH                8.  SHARED VOTING POWER
  REPORTING

   PERSON               ---------- ---------------------------------------------
    WITH                9.  SOLE DISPOSITIVE POWER

                               17,380,392 (indirectly through KeySpan Energy
                                           Corporation and THEC Holdings Corp.)
                        ---------- ---------------------------------------------
                        10. SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            17,380,392 (indirectly through KeySpan Energy Corporation and
                        THEC Holdings Corp.)
----------- --------------------------------------------------------------------
   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                55%
----------- --------------------------------------------------------------------
   14.      TYPE OF REPORTING PERSON*

                                                HC
----------- --------------------------------------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            KeySpan Energy Corporation
            I.R.S. Identification No. 11-3344628
----------- --------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]
                                                              (b)[ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4.      SOURCES OF FUNDS*

            Not Applicable
----------- --------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
----------- --------------------------------------------------------------------
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
----------------------- ---------- ---------------------------------------------
   NUMBER OF
     SHARES              7.  SOLE VOTING POWER
  BENEFICIALLY

   OWNED BY                      17,380,392 (indirectly through THEC Holdings
                                             Corp.)
     EACH               ---------- ---------------------------------------------

   REPORTING             8.  SHARED VOTING POWER
    PERSON
     WITH               ---------- ---------------------------------------------
                         9.  SOLE DISPOSITIVE POWER

                                  17,380,392 (indirectly through THEC Holdings
                                              Corp.)
                         ---------- --------------------------------------------
                         10. SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,380,392 (indirectly through THEC Holdings Corp.)
----------- --------------------------------------------------------------------
   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                             55%
----------- --------------------------------------------------------------------
   14.      TYPE OF REPORTING PERSON*

                                             CO
----------- --------------------------------------------------------------------

                                                                Page 4 of 12
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            THEC Holdings Corp.
            I.R.S. Identification No. 76-0489610
----------- --------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ]
                                                              (b)[ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4.      SOURCES OF FUNDS*

            Not Applicable
----------- --------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
----------- --------------------------------------------------------------------
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------------------- ---------- ---------------------------------------------
   NUMBER OF
    SHARES               7. SOLE VOTING POWER
 BENEFICIALLY

  OWNED BY                            17,380,392
   EACH                 ---------- ---------------------------------------------

  REPORTING              8. SHARED VOTING POWER
   PERSON
    WITH                ---------- ---------------------------------------------
                         9. SOLE DISPOSITIVE POWER

                                      17,380,392
                        ---------- ---------------------------------------------
                        10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,380,392
----------- --------------------------------------------------------------------
   12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES* [ ]

----------- --------------------------------------------------------------------
   13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         55%
----------- --------------------------------------------------------------------
   14.       TYPE OF REPORTING PERSON*

                                         CO
----------- --------------------------------------------------------------------

Item 1.  Security and Issuer

          Item 1 is hereby amended and restated as follows:

     This Amendment No. 3 (the "Amendment") to Schedule 13D relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of The Houston Exploration Company, a Delaware corporation (the "Issuer") is filed by KeySpan
Corporation (f/k/a BL Holding Corp.), a New York corporation ("KeySpan"), KeySpan Energy Corporation, a New York corporation ("KEC"), and THEC Holdings Corp., a Delaware corporation ("THEC" and, together with KeySpan and KEC, "Reporting Persons"), to further amend the Schedule 13D that was previously filed on October 8, 1997 and amended by Amendment No. 1 thereto, filed on April 7, 2000 and Amendment No. 2 thereto, filed on March 3, 2003. Unless otherwise indicated, all capitalized terms used but not defined in this Amendment have the same meaning as set forth in the Schedule 13D as previously amended. The principal executive offices of the Issuer are located at 1100 Louisiana, Suite 2000, Houston, Texas 77002-5219.

Item 2.  Identity and Background

          Item 2 is hereby amended by adding the following text:

          Annexes A-1, A-2 and A-3 are hereby amended and restated as attached hereto.

Item 4.  Purpose of Transaction

          Item 4 is hereby amended and restated as follows:

     KeySpan, THEC and Issuer have announced that they plan to enter into to an agreement under which THEC will transfer to Issuer up to 10,800,000 shares of Common Stock in exchange for all of the stock of a wholly owned Issuer subsidiary, Seneca-Upshur Petroleum, Inc ("Seneca"). At the time of the exchange, Seneca will hold all of Issuer's Appalachian Basin assets and an amount of additional cash calculated to equalize the value of the Common Stock being exchanged. KeySpan and Issuer have ascribed a value of $60 million dollars to the Appalachian Basin producing assets. At December 31, 2003, these properties had proved reserves of 50.5 billion cubic feet of natural gas equivalent (Bcfe), or approximately 7% of Issuer's total proved reserves.

     The value that KeySpan will receive for its 10,800,000 shares of Common Stock in the proposed exchange will be determined by a formula, one of the components of which is the ultimate public offering price of the shares of Common Stock in the offering. Assuming a public offering price of $45.01 (which was the last reported sales price of Common Stock on the New York Stock Exchange on May 21, 2004), KeySpan will receive a per share value for its 10,800,000 shares of Common Stock that is equal to $40.09. The value per share received by KeySpan will increase or decrease, as the case may be, by approximately $0.51 per share for a corresponding $1.00 increase or decrease in the assumed public offering price.

     If the proposed exchange is consummated, KeySpan would own 6,580,392 shares, or approximately 24%, of Issuer's outstanding Common Stock. The Issuer may contribute a portion of the net proceeds from any exercise by the underwriters of their over-allotment option prior to the closing of the offering to Seneca and up to 310,000 additional shares of Common Stock may be redeemed from KeySpan in the proposed exchange (in which case KeySpan would own 6,270,392 shares, or approximately 23%, of Issuer's outstanding Common Stock). In addition, KeySpan would reduce its representation on Issuer's Board of Directors to two directors from five and the Chief Executive Officer of KeySpan will no longer serve as Chairman of the Board of Directors of the Issuer.

     In addition, KeySpan plans to enter into an underwriting agreement pursuant to which it would agree, among other things, not to transfer, without the prior written consent of the underwriters and subject to certain exceptions, any shares of Common Stock during the period ending 90 days after the date of the prospectus supplement relating to the offering of shares of Common Stock. As part of the proposed transactions, THEC would also agree that, upon consummation of the proposed transactions, for a period of three years, THEC would agree not to increase its ownership interest in the Issuer above the ownership interest it has at the time of consummation.

     Since consummation of the proposed transactions is subject to each party's satisfaction with the public offering price, no assurance can be given that the proposed transactions will be completed.

     The preceding summary of the proposed transactions is not intended to be complete and is qualified in its entirety by reference to the full text of the press release issued by KeySpan, a copy of which is filed as Exhibit 8 hereto, and which is incorporated herein by reference.

     KeySpan, KEC and THEC intend to review the performance of their investment in the Issuer from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Common Stock, the conditions in the securities markets and general economic and industry conditions, as well as the benefits of diversification and the other investment opportunities available to them, KeySpan, KEC and THEC will take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Subject to the terms of any agreement entered into in connection with the proposed transactions, KeySpan, KEC and THEC may purchase additional equity in the Issuer or may dispose of some or all of their holdings in the open market, in public offerings, in private negotiated transactions or in other transactions, including derivative transactions.

     Other than as described above, none of KeySpan, KEC and THEC has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although KeySpan, KEC and THEC reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

          Item 5 is hereby amended and restated as follows:

     (a) As of the date hereof, THEC beneficially owns, and KeySpan and KEC beneficially own indirectly through THEC, 17,380,392 shares of Common Stock, representing approximately 55% of the total outstanding shares of Common Stock (based on 31,854,155 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2004). Upon consummation of the proposed transactions described in Item 4, THEC, and KeySpan and KEC indirectly through THEC, will own 6,580,392 shares, or approximately 24%, of Issuer's outstanding Common Stock (or in the case the underwriters exercise their over allotment option in full, 6,270,392 shares, or approximately 23%, of Issuer's outstanding Common Stock).

     (b) THEC has, and KeySpan and KEC each have indirectly through THEC, sole power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock owned by it.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and restated as follows:

     Upon consummation of the proposed transactions  described in Item 4, Robert
B. Catell, the Chief Executive Officer of KeySpan and KEC, who also serves as director to KeySpan and KEC, and Stephen W. McKessey, who also serves as a director of KeySpan, will serve as directors of Issuer.

     In addition, KeySpan plans to enter into an underwriting agreement pursuant to which it would agree, among other things, not to transfer, without the prior written consent of the underwriters and subject to certain exceptions, any shares of Common Stock during the period ending 90 days after the date of the prospectus supplement relating to the offering of shares of Common Stock. As part of the transactions, THEC would also agree that, upon consummation of the proposed transactions described in Item 4, for a period of three years, THEC would agree not to increase its ownership interest in the Issuer above the ownership interest it has at the time of consummation.

     Except as described in this Schedule 13D, or in the exhibits hereto, none of KeySpan, KEC or THEC, nor, to the best knowledge and belief of KeySpan, KEC and THEC, any of their respective directors or executive officers, is a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Issuer, except that Mr. Cattel and Mr. McKessey have interests in stock options granted by the Issuer for compensation related to their service as directors of the Issuer. Mr. McKessey also receives an annual retainer and meeting fees associated with his services as a director of the Issuer.

Item 7. Material to Be Filed as Exhibits

          Item 7 is hereby amended by adding the following text:

          7. Joint Filing Agreement, dated May 25, 2004 among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

          8.   Press Release, dated May 24, 2004, issued by KeySpan Corporation.

                                    Signature

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: May 25, 2004


                                        KEYSPAN CORPORATION

                                        By:    /s/ Michael J. Taunton
                                               ----------------------
                                               Name:  Michael J. Taunton
                                               Title: Senior Vice President
                                                      and Treasurer



                                        KEYSPAN ENERGY CORPORATION

                                        By:    /s/ Michael J. Taunton
                                               ----------------------
                                               Name:  Michael J. Taunton
                                               Title: Senior Vice President
                                                      and Treasurer



                                        THEC HOLDINGS CORP.

                                        By:    /s/ Saiyed Zain Mirza
                                               ---------------------
                                              Name:  Saiyed Zain Mirza
                                              Title: Senior Vice President
                                                     and Chief Financial Officer

                                    Annex A-1

The name, position and present principal occupation of each director and executive officer of KeySpan Corporation are set forth below. The Business address for each of the executive officers and directors listed below is KeySpan Corporation, One MetroTech Center, Brooklyn, New York 11201. All executive officers and directors listed below are United States citizens.

Name                                  Position                                        Present Principal Occupation
-----                                 --------                                        ----------------------------
Robert B. Catell                      Chairman, Chief Executive Officer and Director  Chairman and Chief Executive Officer of
                                                                                      KeySpan Corporation

Robert J. Fani                        President and Chief Operating Officer           President and Chief Operating Officer of
                                                                                      KeySpan Corporation

Wallace P. Parker, Jr.                President - Energy Delivery and Customer        President - Energy Delivery and Customer
                                      Relations Group                                 Relations Group of KeySpan Corporation

Steven L. Zelkowitz                   President - Energy Assets and Supply Group      President - Energy Assets and Supply Group
                                                                                      of KeySpan Corporation

John A. Caroselli                     Executive Vice President - Strategic Services   Executive Vice President - Strategic
                                                                                      Services of KeySpan Corporation

Gerald Luterman                       Executive Vice President and Chief Financial    Executive Vice President and Chief Financial
                                      Officer                                         Officer of KeySpan Corporation

Anthony Nozzolillo                    Executive Vice President - Electric Operations  Executive Vice President - Electric
                                                                                      Operations of KeySpan Corporation

Lenore F. Puleo                       Executive Vice President - Client Services      Executive Vice President - Client Services
                                                                                      of KeySpan Corporation

Nicholas Stavropoulos                 Executive Vice President - KeySpan Energy       Executive Vice President - KeySpan Energy
                                      Delivery New England                            Delivery New England of KeySpan Corporation

John J. Bishar, Jr.                   Senior Vice President, General Counsel and      Senior Vice President, General Counsel and
                                      Secretary                                       Secretary of KeySpan Corporation

Joseph F. Bodanza                     Senior Vice President and Chief Accounting      Senior Vice President and Chief Accounting
                                      Officer                                         Officer of KeySpan Corporation

Michael J. Taunton                    Senior Vice President and Treasurer             Senior Vice President and Treasurer of
                                                                                      KeySpan Corporation

Theresa A. Balog                      Vice President and Controller                   Vice President and Controller of KeySpan
                                                                                      Corporation

Lawrence Dryer                        Vice President and General Auditor              Vice President and General Auditor of
                                                                                      KeySpan Corporation

Andrea S. Christensen                 Director                                        Partner, Kaye Scholer LLP

Alan H. Fishman                       Director                                        President and Chief Executive Officer,
                                                                                      Independence Community Bank Corp.



                                                                Page 10 of 12

J. Atwood Ives                        Director                                        Former Chairman and Chief Executive
                                                                                      Officer, Eastern

James R. Jones                        Director                                        Chairman and Chief Executive Officer of
                                                                                      Manatt Jones Global Strategies LLP

James L. Larocca                      Director                                        Professor of Public Policy, Long Island
                                                                                      University's Southampton College

Gloria C. Larson                      Director                                        Of Counsel and Co-Chair of the Government
                                                                                      Practices Group, Foley Hoag LLP

Stephen W. McKessy                    Director                                        Retired Vice Chairman, PricewaterhouseCoopers

Edward D. Miller                      Director                                        Member of the Supervisory Board and Senior
                                                                                      Advisor to the Chief Executive Officer, AXA
                                                                                      Group

Vikki L. Pryor                        Director                                        President and Chief Executive Officer, SBLI
                                                                                      Mutual Insurance Company, Inc.

                                    Annex A-2

The name, position and present principal occupation of each director and executive officer of KeySpan Energy Corporation are set forth below. The Business address for each of the executive officers and directors listed below is KeySpan Energy Corporation, One MetroTech Center, Brooklyn, New York 11201. All executive officers and directors listed below are United States citizens.

Name                                  Position                                        Present Principal Occupation
-----                                 --------                                        ----------------------------
Robert B. Catell                      President, Chief Executive Officer and          Chairman and Chief Executive Officer of
                                      Director                                        KeySpan Corporation

John J. Bishar, Jr.                   Senior Vice President and Secretary             Senior Vice President, General Counsel and
                                                                                      Secretary of KeySpan Corporation

Michael J. Taunton                    Senior Vice President and Treasurer             Senior Vice President and Treasurer of
                                                                                      KeySpan Corporation

Alfred C. Bereche                     Assistant Secretary                             Assistant General Counsel of KeySpan
                                                                                      Corporation

Sandra M. Cano                        Assistant Secretary                             Manager, Corporate Secretary's Office of
                                                                                      KeySpan Corporate Services LLC

Ronald S. Macklin                     Assistant Secretary                             Assistant General Counsel of KeySpan
                                                                                      Corporate Services LLC

Colleen A. Meade                      Assistant Secretary                             Counsel of KeySpan Corporate Services LLC

                                    Annex A-3

The name, position and present principal occupation of each director and executive officer of THEC are set forth below. The Business address for each of the executive officers and directors listed below is THEC Holding Corp., One MetroTech Center, Brooklyn, New York 11201. All executive officers and directors listed below are United States citizens, except for H. Neil Nichols who is a Canadian citizen with work permit.

Name                                   Position                                        Present Principal Occupation
-----                                  --------                                        ----------------------------
H. Neil Nichols                        President and Director                          President, KeySpan Energy Development
                                                                                       Corporation
S. Zain Mirza                          Senior Vice President,
                                       Chief Financial Officer and Director            Senior Vice President, KeySpan Energy
                                                                                       Development Corporation

John J. Bishar, Jr.                    Senior Vice President and Secretary             Senior Vice President, General Counsel and
                                                                                       Secretary of KeySpan Corporation

Michael J. Nilsen                      Vice President, Treasurer, Comptroller and      Vice President - Finance, KeySpan Energy
                                       Director                                        Development Corporation

Alfred C. Bereche                      Vice President and Assistant Secretary          Assistant General Counsel of KeySpan
                                                                                       Corporation

Sandra M. Cano                         Assistant Secretary                             Manager, Corporate Secretary's Office of
                                                                                       KeySpan Corporate Services LLC

Colleen A. Meade                       Assistant Secretary                             Counsel of KeySpan Corporate Services LLC

                                INDEX OF EXHIBITS

Number                   Description

7 Joint Filing Agreement, dated May 25, 2004, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

8                          Press Release, dated May 24, 2004, issued by KeySpan
                           Corporation.

                                                                      Exhibit 7


                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of The Houston Exploration Company, a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 25th day of May 2004.

                                       KEYSPAN CORPORATION

                                       By:  /s/ Michael J. Taunton
                                            ----------------------
                                            Name:  Michael J. Taunton
                                            Title: Senior Vice President
                                                   and Treasurer



                                       KEYSPAN ENERGY CORPORATION

                                       By:  /s/ Michael J. Taunton
                                            ----------------------
                                            Name:  Michael J. Taunton
                                            Title: Senior Vice President
                                                   and Treasurer



                                       THEC HOLDINGS CORP.

                                       By:  /s/ Saiyed Zain Mirza
                                            ---------------------
                                            Name:  Saiyed Zain Mirza
                                            Title: Senior Vice President
                                                   and Chief Financial Officer

                                                                      Exhibit 8

     Press Release, dated May 24, 2004, issued by KeySpan Corporation is attached.

                                                                    NEWS
--------------------------------------------------------------------------------
KeySpan Corporation                                        For Immediate Release


Contacts:  Investors                                     Media Relations
           George Laskaris                               Andrea Staub
           718.403.2526                                  516.545.5052
                                                         516.824.1241 (pager)


      KeySpan Reduces its Ownership in Houston Exploration from 55% to 24% through an Exchange for a Houston Exploration Subsidiary

KeySpan Corporation (NYSE:KSE) announced today that the company plans to enter into an agreement with The Houston Exploration Company (NYSE:THX) under which KeySpan will transfer to Houston Exploration 10.8 million shares of Houston Exploration common stock in exchange for 100% of a wholly owned Houston Exploration subsidiary, Seneca-Upshur Petroleum, Inc. At the time of the exchange, the subsidiary will hold all of Houston Exploration's Appalachian Basin assets and an amount of additional cash calculated so as to equalize the value of the operating business and the Houston Exploration shares being exchanged.

The transaction is consistent with the business strategies of both KeySpan and Houston Exploration. As previously discussed, KeySpan does not consider Houston Exploration to be a strategic holding and has been working to restructure its stake in the company in a manner that will be beneficial to both KeySpan and Houston Exploration.

"This transaction represents an important step to restructuring our interest in Houston Exploration. We welcome Seneca-Upshur into the KeySpan family and intend to grow this business through additional investments in energy related assets that support our core businesses," said Robert B. Catell, KeySpan's Chairman and Chief Executive Officer. "This transaction allows the Company to further concentrate on executing its strategy of growing its core energy businesses."

The parties have ascribed a value of $60 million dollars to the Appalachian Basin producing assets. At December 31, 2003, these properties had proved reserves of 50.5 billion cubic feet of natural gas equivalent (Bcfe), or approximately 7 percent of Houston Exploration's total proved reserves. The Appalachian assets include properties originally acquired and owned by a predecessor company to KeySpan in the early 1970's to strengthen its gas supply strategy. At the time of the transaction, it is expected that Seneca-Upshur will have cash in excess of $350 million based on the initial offering price assumptions set forth below. This KeySpan subsidiary plans to use the cash to make additional investments in energy related assets.

Of the 10.8 million shares that Houston Exploration expects to receive from KeySpan, Houston Exploration intends to retire approximately 4.6 million shares and plans to offer 6.2 million shares of common stock in a public offering.

The value of the exchange will be dependent on the ultimate public offering price of the Houston Exploration shares in the offering. Assuming an initial public offering price of $45.01 (which is the May 21,2004, NYSE last sale for Houston Exploration), KeySpan will receive a per share value equal to $40.09, before expenses. The value per share received by KeySpan will increase or decrease, as the case may be, by approximately $0.51 per share for a corresponding $1.00 increase or decrease in the public offering price of $45.01 per share.

This transaction will reduce KeySpan's ownership interest in Houston Exploration to approximately 24% from the current 55% level with the number of outstanding shares being reduced from approximately 17.4 million shares to approximately 6.6 million shares. In addition, three of KeySpan's five designated directors on the Houston Exploration Board will resign at the closing of the transaction, and KeySpan will retain the right to nominate two of the remaining seven directors on the Houston Exploration Board.

Consummation of this transaction is subject to each party's satisfaction with the public offering price. Accordingly, no assurance can be given that the transaction will be completed. The underwriters will be granted an option to purchase an additional 930,000 shares of common stock to cover any over-allotments. If this over-allotment is exercised in full, KeySpan's ownership interest in Houston Exploration will be reduced to approximately 22.5%.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any state.
--------------------------------------------------------------------------------

A member of the Standard & Poor's 500 Index, KeySpan Corporation (NYSE:KSE) is the fifth largest distributor of natural gas in the United States and the largest in the Northeast, operating regulated gas utilities in New York, Massachusetts and New Hampshire, serving 2.5 million customers. These customer-focused businesses are complemented by a portfolio of service companies which offer energy-related products, services and solutions to homes and businesses. KeySpan is also the largest electric generator in New York State. We own approximately 6,600 megawatts of generating capacity, providing power to 1.1 million customers of the Long Island Power Authority on Long Island and supplying approximately 25 percent of New York City's capacity needs. In addition to these assets, KeySpan has strategic investments in natural gas exploration, production, pipeline transportation, distribution and storage, and Canadian gas processing. KeySpan has headquarters in Brooklyn, New England and Long Island. For more information, visit KeySpan's web site at www.keyspanenergy.com.

Certain  statements  contained  herein  are  forward-looking  statements,  which reflect numerous assumptions and estimates and involve a number of risks and uncertainties. For these statements, we claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. There are possible developments that could cause our actual results to differ materially from those forecast or implied in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this filing. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Among the factors that could cause actual results to differ materially are: general economic conditions, especially in the Northeast United States; available sources and costs of fuel; volatility of energy prices in a deregulated market environment as well as in the source of natural gas and fuel used to generate electricity; potential write-down of our investment in natural gas properties when natural gas prices are depressed or if we have significant downward revisions in our estimated proved gas reserves; federal and state regulatory initiatives that increase competition, threaten cost and investment recovery and impact rate structure; our ability to successfully reduce our cost structures; implementation of new accounting standards; the degree to which we develop unregulated business ventures, as well as federal and state regulatory policies affecting our ability to retain and operate those business ventures; our ability to identify and make complementary acquisitions, as well as the successful integration of those acquisitions; inflationary trends and interest rates; and risks detailed from time to time in reports and other documents filed by us with the Securities and Exchange Commission.

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